

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2012

Via E-mail
Mr. Loren M. Starr
Senior Managing Director and Chief Financial Officer
Invesco Ltd.
1555 Peachtree Street, N.E.
Suite 1800
Atlanta, GA 30309

> **RE: Invesco Ltd.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **Form 10-Q for the Quarter Ended June 30, 2012**
> **Filed August 1, 2012**
> **Response Letter Dated July 17, 2012**
> **File No. 1-13908**

Dear Mr. Starr:

We have reviewed your response letter dated July 17, 2012 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

General

1.   We have reviewed your response to prior comment two from our letter dated June 15, 2012. It does not appear that you intend to explain in MD&A the material disparities reflected in your GAAP foreign and domestic profit margins. Given that your foreign revenue comprises 49% of consolidated revenue (page 126), the material decrease in your GAAP foreign profit margin, as well as the material increase in your GAAP domestic

profit margin, must be fully explained. Your MD&A explanation may be supplemented with a separate discussion of the impact that CIP has on your GAAP domestic and foreign profit margins if you believe that to be useful. Currently, it does not appear that investors can reasonably assess whether the diminished margins reflected in your footnote disclosures are indicative of a material adverse factor or trend that could also impact future domestic and foreign operating results. Your proposed footnote presentation does not include the requested explanation and does not enable an investor to understand the extent to which the CIP pre-tax income and losses are comprised of foreign and domestic operations, as required by Article 4-08(h)(1) of Regulation S-X. As previously requested, please revise in future filings. Also, please tell us, and expand your disclosures in MD&A and in Note 20 to clearly disclose and explain why 100% of your CIP pre-tax income and loss is characterized as foreign.

2. We have reviewed your response to prior comment three from our letter dated June 15, 2012. Please also address your consideration of the capital requirements referenced on page 12. Article 4-08(e)(3) of Regulation S-X references minimum capital requirements as an example of a restriction under the rule. Consequently, the quantification of restricted net assets referenced in Article 4-08(e)(3)(ii) of Regulation S-X may be required.

3. We note that you present full non-GAAP consolidated condensed statements of operations on page 39 and elsewhere in MD&A. Please tell us why you believe it is appropriate to present a full non-GAAP income statement instead of merely quantifying the impact that CIP had on your operating results. In that regard, we believe that presenting a full non-GAAP income statement may attach undue prominence to the non-GAAP information. Refer to Question 102.10 of the Staff's Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

Item 8 – Financial Statements and Supplementary Data, page 79

General

4. We have reviewed your response to prior comment four from our letter dated June 15, 2012. Article 4-08(k) of Regulation S-X specifically requires that related party transactions be identified on the face of the financial statements. We understand that such amounts are material to certain corresponding revenue and expense accounts. Consequently, please revise your presentation in future filings. Also, if your related party transactions are indeed "pervasive" then the guidance in AU Section 508.19 may be relevant to the audit report.

Note 1 – Accounting Policies, page 89

Cash and Cash Equivalents, page 90

5.   We have reviewed your response to prior comment five from our letter dated June 15, 2012. We do not object to your disclosure regarding the amount of cash and cash equivalents held by the European sub-group. Please enhance your disclosure in future filings to also disclose the total amount of foreign cash and cash equivalents as compared to your total amount of cash and cash equivalents as of year-end.

Note 16 - Taxation, page 122

6.   We have reviewed your response to prior comment seven from our letter dated June 15, 2012. Please revise MD&A in future filings to explain variances in GAAP effective tax rates. We note the current disclosure covering only the non-GAAP effective tax rate variance.

7.   Item 10(e)(1)(ii)(C) of Regulation S-K prohibits the presentation of non-GAAP financial measures either on the face of the financial statements or in the footnotes. Consequently, please delete the effective tax rate which excludes non-controlling interests. Similarly, please delete the "Before Consolidation" Income Statements and Balance Sheets in Note 20.

Note 20 – Consolidated Investment Products, page 127

8.   Please explain to us why the CIP operating results presented in Note 20 do not include an income tax provision. If none of the CIP entities are required to pay income taxes then please clarify that fact in MD&A of future filings.

Note 21 – Guarantor Condensed Consolidated Financial Statements, page 136

9.   We have reviewed your response to prior comment ten from our letter dated June 15, 2012. Please clarify for us how you determined that the $828.3m of undocumented long-term intercompany Balance Sheet accounts are valid receivables and payables instead of dividend transactions. Address whether these are primarily undocumented cash advances, in which case it would appear that they should be classified as current liabilities instead of long-term. Similarly, address the extent to which your documented and undocumented intercompany receivables and payables are generated from the intercompany revenue and expense transactions reported in Appendix 2 Income Statement, in which case the basis for long-term classification remains unclear.

10.   We have reviewed your response to prior comment 11 from our letter dated June 15, 2012. Please reclassify the Non-Guarantors negative intercompany revenue and expense amounts as positive balances with a corresponding elimination in the adjustments

column. Further, given the materiality of this activity to the Guarantors and Non-Guarantors net income, please clarify for us the nature of these items.

11.   We have reviewed your response to prior comment 12 from our letter dated June 15, 2012. Please explain to us why Appendix 2 shows the non-guarantors 2011 operating cash flow to be $488.4m instead of the previously reported $536.8m. We note that financing cash flows have been adjusted for the same amount. It is not clear how an error in the classification of dividends paid would cause this change.

12.   Please provide a SAB 99 analysis addressing the 87% understatement of the Issuer's 2011 operating cash flows, the 19% understatement of Guarantors 2011 total assets, and the other corresponding adjustments to the condensed consolidating financial statements. We may have further comment.

Form 10-Q for the Quarter Ended June 30, 2012

Condensed Consolidated Statements of Cash Flows, page 6

13.   Please explain to us how the "Returns of capital in investments of consolidated products" on page 6 caused a 24% negative impact on your investing cash flows.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Al Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding these comments.

Sincerely,

/s/ John Cash, for

Rufus Decker
Accounting Branch Chief